UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                (Amendment No. 8)

                   Under the Securities Exchange Act Of 1934*

                            Electric Lightwave, Inc.
                           ---------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $.01
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    284895109
                                   -----------
                                 (CUSIP Number)

                               Scott N. Schneider
                         Citizens Communications Company
                              Three High Ridge Park
                               Stamford, CT 06905

                                 (203) 614-5600
         ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 24, 2001
                              ---------------------
                          (Date of Event which Requires
                            Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP No. 284895109

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Citizens Communications Company
         06-0619596

--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC

--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH:

7.   SOLE VOTING POWER
         0

8.   SHARED VOTING POWER
         27,571,332

9.   SOLE DISPOSITIVE POWER
         0

10.  SHARED DISPOSITIVE POWER
         27,571,332

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,571,332

--------------------------------------------------------------------------------

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     [X]

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         77.94%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         HC





                                 SCHEDULE 13D/A

CUSIP No. 284895109
--------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CUCapital Corp.
         06-115687

--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC

--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH:

7.   SOLE VOTING POWER
         0

8.   SHARED VOTING POWER
         27,571,332

9.   SOLE DISPOSITIVE POWER
         0

10.  SHARED DISPOSITIVE POWER
         27,571,332

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,571,332

--------------------------------------------------------------------------------

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     [X]

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         77.94%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO

ITEM 1.    SECURITY AND ISSUER.

     The classes of equity securities to which this statement relates is the Class A Common Stock, par value $.01 (the "Class A Common Stock") of Electric Lightwave, Inc., a Delaware corporation ("ELI"). The principal executive offices of ELI are 3 High Ridge Park, Stamford, Connecticut 06905.

ITEM 2.    IDENTITY AND BACKGROUND.

     (a) This statement is being filed jointly by each of Citizens Communications Company ("Citizens") and CUCapital Corp. ("CUCapital") (Citizens and CUCapital are collectively referred to herein as the "Reporting Persons"). Each of Citizens and CUCapital is a corporation organized under the laws of the state of Delaware. The principal business of Citizens is wireline communications services primarily to rural areas, small and medium sized cities and towns throughout the United States as an incumbent local exchange carrier. Citizens also provides public services including natural gas transmission and distribution, electric transmission and distribution and water distribution and wastewater treatment services to primarily rural and suburban customers throughout the United States. CUCapital is a holding company and a wholly-owned subsidiary of Citizens. The principal address for each of the Reporting Persons is 3 High Ridge Park, Stamford, CT 06905.

     (d) Convictions. Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

     (e) Civil Proceedings. Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violation with respect to such laws.

     Unless otherwise specified herein, (a) the principal business address for each of the directors and executive officers of each of the Reporting Persons is c/o Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, (b) none of the directors or executive officers of either of the Reporting Persons has been convicted in a criminal proceeding in the last five years, (c) none of the directors or executive officers of either of the Reporting Persons has been party to a civil proceeding involving United States federal or state securities laws during the last five years and (d) the citizenship of each of the directors and executive officers of each of the Reporting Persons is the United States.

Directors of Citizens:

1.   Norman I. Botwinik. Mr. Botwinik is retired.

2. Aaron I. Fleischman. Mr. Fleischman is a Senior Partner of Fleischman and Walsh, L.L.P., a Washington, DC law firm specializing in regulatory, corporate-securities, legislative and litigation matters for telecommunications, regulated utility and transportation companies.

3. Rudy J. Graf. Mr. Graf is the Vice Chairman of the Board, President and Chief Operating Officer of Citizens.

4.   Stanley Harfenist. Mr. Harfenist is retired.

5.   Andrew N. Heine. Mr. Heine is a private investor.

6. Scott N. Schneider. Mr. Schneider is the Vice Chairman of the Board, Executive Vice President and Chairman of Citizens Capital Ventures.

7. John L. Schroeder. Mr. Schroeder is a Director of Morgan Stanley Dean Witter Funds, an investment company.

8.   Robert D. Siff. Mr. Siff is retired.

9. Robert A. Stanger. Mr. Stanger is the Chairman of Robert A. Stanger & Company, an investment banking and consulting services company.

10. Edwin Tornberg. Mr. Tornberg is the President and Director of Edwin Tornberg & Company, a brokerage, management consultant and appraisal firm serving the communications industry.

11.  Claire L. Tow. Ms. Tow is retired.

12. Leonard Tow. Dr. Tow is the Chairman of the Board and Chief Executive Officer of Citizens.

Executive Officers of Citizens:

1. Leonard Tow. Dr. Tow is the Chairman of the Board and Chief Executive Officer of Citizens.

2. Rudy J. Graf. Mr. Graf is the Vice Chairman of the Board, President and Chief Operating Officer of Citizens.

3. Scott N. Schneider. Mr. Schneider is the Vice Chairman of the Board, Executive Vice President and Chairman of Citizens Capital Ventures.

4. Donald B. Armour. Mr. Armour is the Vice President, Finance and Treasurer of Citizens.

5. Robert Braden. Mr. Braden is the President and Chief Operating Officer, Electric Lightwave Sector of Citizens.

6. John H. Casey, III. Mr. Casey is the President and Chief Operating Officer, ILEC Sector of Citizens.

7. Michael G. Harris. Mr. Harris is the Vice President, Chief Technology Officer of Citizens.

8.   Edward O. Kipperman. Mr. Kipperman is the Vice President, Tax of Citizens.

9. Robert J. Larson. Mr. Larson is the Vice President and Chief Accounting Officer of Citizens.

10. Daniel J. McCarthy. Mr. McCarthy is the Vice President and Chief Operating Officer, Public Service Sector of Citizens.

11. L. Russell Mitten. Mr. Mitten is the Vice President, General Counsel and Secretary of Citizens.

12. Martin Mucci. Mr. Mucci is the Vice President and Chief Operating Officer, Frontier/Citizens Telephone Companies.

13. Richard Reice. Mr. Reice is the Vice President, Human Resources, Labor and Employment Law of Citizens.

14. Livingston E. Ross. Mr. Ross is the Vice President, Reporting and Audit of Citizens.

15. Steven D. Ward. Mr. Ward is the Vice President, Chief Information Officer of Citizens.

16. Michael Zarella. Mr. Zarella is the Vice President, Business Development of Citizens.


Directors of CUCapital:
----------------------

1. Peter C. Fulweiler. Mr. Fulweiler is the Director and Manager of Delaware Holding Company Services at PNC Bank in Delaware.

2. Rudy J. Graf. Mr. Graf is the Vice Chairman of the Board, President and Chief Operating Officer of Citizens.

3. Scott N. Schneider. Mr. Schneider is the Vice Chairman of the Board, Executive Vice President and Chairman of Citizens Capital Ventures.

4. Leonard Tow. Dr. Tow is Chairman of the Board and Chief Executive Officer of Citizens.

Executive Officers of CUCapital:

1.   Scott  N.  Schneider.  Mr.  Schneider  is  the  Chairman  of the  Board  of
     CUCapital.

2.   Rudy J. Graf. Mr. Graf is the President of CUCapital.

3. Robert J. Larson. Mr. Larson is the Vice President and Chief Accounting Officer of CUCapital.

4.   Donald  B.  Armour.  Mr.  Armour is the Vice  President  and  Treasurer  of
     CUCapital.

5.   L. Russell Mitten. Mr. Mitten is the Secretary of CUCapital.

6.   Virginia Coogle. Ms. Coogle is the Assistant Secretary of CUCapital.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares of Class A Common Stock held by the Reporting Persons were converted by CUCapital from shares of ELI's Class B Common Stock (the "Class B Common Stock"). The Class B Common Stock was not registered under Section 12 of the Act, and was not publicly traded. Each share of the Class B Common Stock was convertible into the Class A Common Stock on a one for one basis. No purchase price was paid for the conversion by CUCapital, and thus no part of the purchase price was represented by funds or other consideration specially borrowed or otherwise specifically obtained for the purpose of acquiring, holding, trading, or voting the securities.

ITEM 4.    PURPOSE OF TRANSACTION.

     ELI filed an application for listing its Class A Common Stock on the Nasdaq SmallCap Market because ELI no longer met the criteria for inclusion on the Nasdaq National Market System. As a part of that application process CUCapital converted 25,283,688 shares of ELI's Class B Common Stock that it owned into the same number of shares of its Class A Common Stock. The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D, although they reserve the right to buy additional securities of ELI or sell securities of ELI from time to time.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of August 24, 2001, CUCapital is the direct beneficial owner of 27,571,332 shares of Class A Common Stock, which in the aggregate constitute approximately 78.78% of the outstanding shares of the Class A Common Stock. As the sole shareholder of CUCapital, Citizens may also be deemed to be the beneficial owner of such shares.

     (b) Citizens and CUCapital have shared power to vote or direct the vote and disposition of 27,571,332 shares of Class A Common Stock directly owned by CUCapital as described in paragraph (a) above.

     (c) CUCapital converted 25,283,688 shares of Class B Common Stock into 25,283,688 shares of Class A Common Stock on a one for one basis.

     (d) To the best knowledge of each Reported Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A Common Stock.

     (e) Not applicable.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         CITIZENS COMMUNICATIONS COMPANY

                         By:  /s/ Robert J. Larson
                             -----------------------

                              Name:  Robert J. Larson
                              Title: Vice President and
                                     Chief Accounting Officer

                         CUCAPITAL CORP.

                         By:   /s/ Robert J. Larson
                              -----------------------

                               Name:  Robert J. Larson
                               Title: Vice President and
                                      Chief Accounting Officer